UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
 Specialized Disclosure Report

SILGAN HOLDINGS INC.
(Exact name of Registrant as specified in its charter)

Delaware	000-22117	06-1269834
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4 Landmark Square
Stamford, Connecticut 06901
(Address of principal executive offices)

Frank W. Hogan, III Senior Vice President, General Counsel and Secretary (203) 975-7110
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities and Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01.	Conflict Minerals Disclosure and Report

Silgan Holdings Inc. (which may be referenced as "Silgan," "it," "we," "us" or "our") manufactures rigid packaging for shelf-stable food and other consumer goods products.  In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, we conducted a reasonable country of origin inquiry ("RCOI") to assess whether "conflict minerals" (in the form of tin, tantalum, tungsten and gold) necessary to the functionality or production of products we manufactured or contracted to manufacture in 2015 originated in the Democratic Republic of the Congo or an adjoining country (collectively, the "Covered Countries").

Silgan's RCOI and Results

Silgan's product lines during 2015 were as follows:

•	Steel and aluminum containers for human and pet food and general line products;
•	Metal, composite (metal and plastic) and plastic closures for food and beverage products, and capping/sealing equipment and detection systems; and
•	Custom design plastic containers for various consumer goods products.

Based on the results of our RCOI, we have reason to believe that some of the necessary conflict minerals contained in the electronic components of our capping/sealing equipment and detection systems product line for 2015 may have originated in the Covered Countries and may not be from recycled or scrap sources.  Silgan was therefore required to conduct due diligence on the source and chain of custody of these conflict minerals and prepare a Conflict Minerals Report, filed as Exhibit 1.01 hereto.

Conflict Minerals Disclosure

A copy of the Conflict Minerals Report for the calendar year ended December 31, 2015 is filed as Exhibit 1.01 hereto and is also publicly available on our internet website at www.silganholdings.com/formsdandconflictmineralsreport.

Item 1.02.	Exhibit

The Conflict Minerals Report for the calendar year ended December 31, 2015 is filed as Exhibit 1.01 hereto.

Section 2 – Exhibits

Item 2.01.	Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date:	May 31, 2016	By:	/s/ Frank W. Hogan, III
		Name:	Frank W. Hogan, III
		Title:	Senior Vice President, General Counsel and Secretary